UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 13, 2007

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On July 13, 2007, NTS Mortgage Income Fund sent a notice to its shareholders regarding a mini-tender offer by CMG Partners, LLC. A copy of the notice is attached to this Current Report on Form 8-K as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Exhibits:
               99.1   Notice to Shareholders dated July 13, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Chief Financial Officer

Date: July 13, 2007

EXHIBIT 99.1

NOTICE TO SHAREHOLDERS DATED JULY 13, 2007

July 13, 2007

Dear NTS Mortgage Income Fund Shareholder:

On July 9, 2007, we learned of another offer by CMG Partners, LLC ("CMG"), to purchase your shares in NTS Mortgage Income Fund (the "Company") for $7.50 per share in cash. This offer, known as a "mini-tender," is structured to avoid the filing, disclosure and procedural requirements designed to protect investors. As management of the Company, we are responsible for ensuring that you receive the material facts necessary for you to make an informed investment decision. Although we believe that CMG's offer fails to comply with certain procedural safeguards required by the Securities and Exchange Commission (the "SEC") for other tender offers, we remain neutral on whether you should accept or reject CMG's offer. **We believe that each shareholder's decision on whether to tender shares to CMG and, if so, how many shares to tender, is a personal investment decision that should be based upon each shareholder's particular circumstances and expectations. We believe that each shareholder should review CMG's offer, consult its financial and tax advisors and make an independent determination on CMG's offer using all available information.**

Despite remaining neutral as to whether you should accept or reject CMG's offer to purchase your shares, we believe CMG's offer does not provide you with certain important procedural safeguards associated with tender offers for which filings are required by the SEC. Specifically, if you tender to CMG, you will not be able to withdraw your shares beyond ten days after accepting CMG's offer. Under SEC rules applicable to tender offers, you would be able to withdraw at any time up until closing of the tender. Also, CMG's offer is structured to make you decide quickly without potentially adequate time to consider all of the facts because it does not have any provision requiring pro rata treatment if shareholders tender more interests than CMG desires to purchase. Under SEC rules applicable to tender offers, CMG would be required to accept tenders on a pro rata basis. Finally, CMG's offer fails to adequately disclose important matters required under the SEC's guidelines. For example, CMG fails to clearly summarize how it determined its offer price, indicating only that it applied a discount to its estimate of the current liquidation value of our shares.

Importantly, please note that CMG's "Agreement of Assignment and Transfer" form included with the tender offer contains qualifications and contingencies that you should carefully read before you make any decision. You should also consult a publication of the U.S. Securities and Exchange Commission entitled "Mini-Tender Offers: Tips for Investors," which is available on the SEC's website at www.sec.gov/investor/pubs/minitend.htm. If you decide to tender and CMG accepts, we will only accept a request for a transfer as long as SEC rules and regulations, including the above guidelines, are followed and the transfer complies with our bylaws.

Forward Looking Information

This notice may contain forward-looking statements involving risks and uncertainties. Statements in this filing that are not historical, including statements regarding intentions, beliefs, expectations, representations, plans or predictions of the future, constitute forward-looking statements. For a discussion of some of these potential risks and uncertainties, please refer to the annual and quarterly reports filed by the Company with the SEC. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

If you have any questions or would like additional information,
please call 800-928-1492, extension 544.

Sincerely,



Gregory A. Wells
Chief Financial Officer
NTS Mortgage Income Fund